September 12, 2012

Mr. Brian Cascio, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Re:    VOXX International Corporation
Form 10-K for the fiscal year ended February 29, 2012
Filed May 14, 2012
File No. 001-09532

Dear Mr. Cascio:

We are pleased to respond to the comments included in your letter received on August 28, 2012 regarding our most recently filed Form 10-K for the Fiscal Year ended February 29, 2012, as well as our most recently filed Form 10-Q for the Period Ended May 31, 2012, as indicated above. For your convenience, each of your comments is repeated below followed by our response.
Note 1k. Goodwill and Other Intangible Assets, page 52

SEC Comment:

(1)
We see your disclosure that goodwill is considered impaired if the carrying amount of the reporting unit's goodwill exceeds it estimated fair value. However, the guidance in FASB ASC 350-20-35-4 through 19 requires a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value step 2 of the goodwill impairment test is performed. Please revise future filings to include the following:

•	A discussion of the two step impairment test that is consistent with the guidance in the accounting literature.

•
The reporting unit level at which you test goodwill for impairment and your basis for that determination, as well as the amount of goodwill allocated to each reporting unit if there is more than one reporting unit.

•
The methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ along with significant assumptions used in the valuation.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

Response:

The Company acknowledges the need to expand our goodwill disclosures in future filings and provide additional details regarding discussion of the two step process to test for goodwill impairment, including the reporting unit level tested; the basis for determination of the reporting unit(s) and goodwill allocated to each, as applicable; the methodologies employed to value goodwill; and how our methodologies are weighted. The Company notes that for the Fiscal Year Ended February 29, 2012, goodwill was tested consistent with the guidance in FASB ASC 350-20-35-4 through 19 and will ensure that this is properly described in our future filings.

Certifications Exhibit 31.1 and 31.2

SEC Comment:

(2)
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to item 601 (31) of Regulation S-K. In this regard, please indicate the title of the signing officer immediately following their signatures.

Response:

In our future filings, we will remove the title of the certifying individual from the beginning of the certification and present the individual's title only following the signing officer's signature.

(3)	Please also revise the Certification in future filings to reflect your new name.

Response:

In our future filings, we will revise the name of the Company to reflect our new name.

Form 10-Q for the Period Ended May 31, 2012
Note (16) Other Income (Expense), page 21

SEC Comment:

(4)
We note that you recorded a net charge of $8.4 million in other income (expense) in fiscal 2012 which represented the net settlement charges related to the patent lawsuit. Please tell us why these charges are not included in operations and why the underlying patents do not relate to your operating activities.

Response:

We have reviewed the above question and noted that the charge of $8.4 million was charged in Fiscal 2013 rather than Fiscal 2012. Pursuant to FASB Concepts Statement No. 6, Elements of Financial Statements, such losses may be classified as operating or nonoperating, depending on their relation to an entity's ongoing or central operations. We have determined that the net charges of $8.4 million related to the settlement of the patent lawsuit recorded in Q1 of Fiscal 2013 are properly recorded in other income (expense) as the Company has maintained, and continues to maintain, that the proper royalties were paid to our suppliers in prior periods and included in operations at that time. As noted in the Contingencies footnote of each period the lawsuit has been disclosed (FN 19 in the Form 10-Q for the Period Ended November 30, 2011; FN 14 in the Form 10-K for the Fiscal Year Ended February 29, 2012; and FN 20 in the Form 10-Q for the Period Ended May 31, 2012), the charges recorded are considered penalties, and not royalties belonging in operations (all legal costs associated with the defense of this matter were recorded within operations). The Company maintains that throughout the period covered by the lawsuit, VOXX International Corporation paid all appropriate royalties to the third parties the Company purchased from, who were, in turn, responsible for remitting these royalty payments to MPEG LA, LLC. Those royalties were recorded in cost of sales, within operations, in the periods paid. Although an amount was awarded to MPEG LA, LLC as a result of the lawsuit, VOXX firmly maintains its position that we have already paid the appropriate royalties and admits no fault in the matter, and therefore, these current charges are considered penalties for which the Company is seeking reimbursement, in accordance with its indemnification clauses, from the third parties to whom VOXX paid royalties. Such penalties would not be considered part of the Company's ongoing or central operations. Management believes that it would be misleading to users of the financial statements to include such charges as operating, as it would be duplicative in nature, and distort the results of operations of the Company in the current period, and in future periods if the Company is successful in recovering amounts from third parties in connection with the indemnification agreements.
In connection with your review of the Company's filings on form 10-K for the Fiscal Year Ended February 29, 2012 and on form 10-Q for the Period Ended May 31, 2012, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

Charles M. Stoehr
Senior Vice President and
Chief Financial Officer